UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Sobieski Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

       833582109
(CUSIP Number)

Thomas F. Gruber
c/o Sobieski Bancorp, Inc.
2930 W. Cleveland Road, South Bend, Indiana 46628
(219) 271-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 833582109                                                        13D

1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          (ENTITIES ONLY)

          Thomas F. Gruber

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)               (b) X

3       SEC USE ONLY

4       SOURCE OF FUNDS

          PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,460
	8	SHARED VOTING POWER
4,034
	9	SOLE DISPOSITIVE POWER
35,460
	10	SHARED DISPOSITIVE POWER
426

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          39,494

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%

14     TYPE OF REPORTING PERSON

          IN

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Item 1.   Security and Issuer

              The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Sobieski Bancorp, Inc. (the "Company"), located at 2930 W. Cleveland Road, South Bend, Indiana 46628.

Item 2.   Identity and Background

              The name and business address of the person filing this statement is Thomas F. Gruber, c/o Sobieski Bancorp, Inc., 2930 W. Cleveland Road, South Bend, Indiana 46628. Mr. Gruber is a director and the President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, Sobieski Bank (the "Bank"), at the address stated above. During the last five years, Mr. Gruber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

              Mr. Gruber is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

              Mr. Gruber has acquired beneficial ownership of 39,494 shares of Common Stock as follows:
(i)	1,650 shares purchased by Mr. Gruber using personal funds at an aggregate cost of $16,500;
(ii)	9,660 shares awarded to Mr. Gruber as restricted stock under the Company's Recognition and Retention Plan (the "RRP") in consideration for his service as a director and officer of the Company and the Bank, all of which are now vested;

(iii)	24,150 shares underlying unexercised stock options awarded to Mr. Gruber under the Company's 1995 Stock Option and Incentive Plan (the "Stock Option Plan") in consideration for his service as a director and officer of the Company and the Bank, all of which are currently exercisable;

(iv)	3,608 shares allocated to Mr. Gruber's account under the Company's Employee Stock Ownership Plan ("ESOP"); and
(v)	426 shares purchased by Mr. Gruber's wife using personal funds at an aggregate cost of $4,260 and held in her individual retirement account.

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Item 4.   Purpose of Transaction

              Except with respect to the ESOP allocations, stock options and shares of restricted stock awarded to Mr. Gruber by the Company as compensation, all of the shares purchased and/or acquired by Mr. Gruber are for investment purposes. Mr. Gruber may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As a director and President and Chief Executive Officer of the Company, Mr. Gruber regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

              Except as noted above, Mr. Gruber has no plans or proposals which relate to or would result in:
(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company's business or corporate structure;
(g)	changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

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Item 5.   Interest in Securities of the Issuer

              The aggregate number of shares of Common Stock beneficially owned by Mr. Gruber as of the date of this filing is 39,494 shares, representing 5.9% of the shares of Common Stock outstanding.
Mr. Gruber has sole voting and dispositive powers over 35,460 of these shares, which include 24,150 shares subject to currently exercisable stock options. Mr. Gruber has shared voting power over the 4,034 remaining shares. These remaining shares include 3,608 shares allocated to Mr. Gruber's ESOP account, over which Mr. Gruber has no dispositive power, and 426 shares held in Mrs. Gruber's individual retirement account, over which Mr. Gruber has shared dispositive power.

              Mrs. Gruber's address is c/o Sobieski Bancorp, Inc., 2930 W. Cleveland Road, South Bend, Indiana 46628. During the last five years, Mrs. Gruber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

              Mrs. Gruber is a citizen of the United States of America.

              During the 60-day period prior to the date of this filing, Mr. and Mrs. Gruber did not effect any transactions in the Common Stock, except for the vesting on February 2, 2002 of 1,545 shares of Common Stock awarded to Mr. Gruber as restricted stock under the RRP and the vesting of options to purchase 3,860 shares of Common Stock granted to Mr. Gruber under the Stock Option Plan.

              No person other than Mr. Gruber is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Gruber, except with respect to the 3,608 shares held in Mr. Gruber's ESOP account and the 426 shares held in Mrs. Gruber's individual retirement account.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

              Other than with respect to shares underlying stock options awarded to Mr. Gruber under the Stock Option Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gruber and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Gruber are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.   Material to be Filed as Exhibits

              None.

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SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2002	/s/ Thomas F. Gruber
Thomas F. Gruber